Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Leland S. Benton

Partner

+1.202.739.5091

leland.benton@morganlewis.com

November 16, 2022

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jennifer O’Brien

Re:	China Natural Resources, Inc.
Form 20-F for Fiscal Year Ended December 31, 2021
Response dated September 28, 2022
File No. 000-26046

Dear Ms. O’Brien:

On behalf of China Natural Resources, Inc., a British Virgin Islands company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated November 7, 2022 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Annual Report on Form 20-F (the “Form 20-F”) and the Company’s prior response to the Staff’s prior comments (the “Prior Response”).

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Form 20-F.

Jennifer O’Brien

November 16, 2022

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 1

1.	We note from your response to prior comment 3 that you will add disclosure under the heading of “Transfers of Cash and Assets Between our Company and Our Subsidiaries.” In this regard, your response describes three primary types of cash and asset transfers (i.e. capital contributions, shareholder loans and dividends). With reference to the tabular disclosure of “all cash or asset transfers between the Company and its subsidiaries,” please further revise to quantify the amounts presented by type or clearly state if none have been made to date.

Response: Set forth below for the Staff’s consideration are the Company’s proposed revisions to the proposed disclosure under the heading of “Transfers of Cash and Assets Between our Company and Our Subsidiaries” contained in the Prior Response. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F. For the Staff’s convenience, the proposed new text is underlined and removed text is struck through.

Transfers of Cash and Assets Between Our Company and Our Subsidiaries

Cash and asset transfers through the Group are primarily attributed to~~: (1) capital contributions from the Company to its subsidiaries; (2)~~ shareholder loans from the Company to its subsidiaries~~; and (3) dividends paid from the subsidiaries to the Company~~. Under PRC laws and regulations, we are subject to various restrictions on intercompany fund transfers and foreign exchange controls. To the extent our cash is in the PRC or a PRC entity, the funds may not be available for the distribution of dividends to our investors, including our U.S. investors, or for other use outside of the PRC, due to the interventions in or the imposition of restrictions and limitations by the PRC government on our ability ~~by the PRC government~~ to transfer cash. The PRC government imposes controls on the convertibility of ~~Renminbi~~ RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Our PRC subsidiaries receive substantially all revenue in RMB. Our PRC subsidiaries may pay dividends, if any, only out of their accumulated after-tax profits ~~upon~~ determined in accordance with Chinese accounting standards and regulations, only after satisfaction of relevant statutory conditions and procedures~~, if any, determined in accordance with Chinese accounting standards and regulations~~, and would be subject to the PRC dividend withholding tax at a tax rate of 10% for any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008, to the Company’s Hong Kong subsidiaries, or a reduced rate of 5% if certain conditions are met. If the PRC foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including U.S. shareholders. PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using our funds to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the liquidity of our PRC subsidiaries and our ability to fund and expand our business in the PRC and cause the value of our securities to significantly decline or become worthless. We cannot assure you that the PRC government will not intervene in or impose restrictions on our ability to make intercompany cash transfers or dividends to investors, including U.S. investors.

Jennifer O’Brien

November 16, 2022

~~During the three years ended December 31, 2021, a~~All cash or asset transfers between the Company and our subsidiaries during the three years ended December 31, 2021, are set forth in the table below. There were no cash or asset transfers between the Company and our subsidiaries during the six months ended June 30, 2022. The purpose of the outbound transfers, in the form of shareholder loans, was to pay off the subsidiaries’ expenses. The purpose of the inbound transfers, in the form of loan repayments, was to centralize the treasury function of the Group. There are no fixed repayment terms and no tax implication for these transfers. The Company did not make any capital contributions to, or receive any dividends from, our subsidiaries during these periods.

Transferor	Transferee	Year ended December 31,				Six Months ended June 30,
		2019	2020	2021	2021	2022	2022
		HK$	HK$	HK$	US$	HK$	US$
Outbound Transfers
China Natural Resources, Inc.	Feishang Mining	—	—	50,000	6,410	—	—
	China Coal	8,000	8,000	8,000	1,026	—	—
	Feishang Yongfu	8,000	8,000	8,000	1,026	—	—
	Feishang Dayun	8,000	8,000	8,000	1,026	—	—
	Total	24,000	24,000	74,000	9,488	—	—
Inbound Transfers
Feishang Mining	China Natural Resources, Inc.	—	150,000	—	—	—	—
China Coal		—	30,000	—	—	—	—
Feishang Yongfu		—	50,000	30,000	3,846	—	—
Feishang Dayun		—	50,000	30,000	3,846	—	—
	Total	—	280,000	60,000	7,692	—	—

2.	In addition to the above, please further expand your disclosure to i) address your ability to transfer cash to U.S. investors and ii) describe any limitations on your ability to distribute earnings from the company, including your subsidiaries, to U.S. investors.

Response: The Company’s proposed revisions to the proposed disclosure under the heading of “Transfers of Cash and Assets Between our Company and Our Subsidiaries” contained in the Prior Response is set forth above in response to comment 1. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F. For the Staff’s convenience, the proposed new text is underlined and removed text is struck through.

D. Risk Factors, page 1

3.	We note from your disclosure on page iv that you exclude Hong Kong and Macao from your definition of “PRC” or “China” for the purpose of your annual report. Please clarify that all the legal and operational risks associated with having operations in the People’s Republic of China also apply to operations in Hong Kong and Macao. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macao differs from PRC law and describe any risks and consequences to the company associated with those laws. As an example, please further expand the risk factor on page 21 to also provide disclosure related to the enforceability of civil liabilities in Hong Kong and Macao.

Jennifer O’Brien

November 16, 2022

Response:

(a) In response to the Staff’s comment, the Company respectfully submits that while its principal executive offices are located in Hong Kong, and certain of the entities in its corporate structure are formed under Hong Kong law, it has no operations in Hong Kong, limiting any potential operational risks as a result of Hong Kong law. In addition, it is management’s understanding that there are no restrictions, limitations, rules, or regulations under Hong Kong law that are commensurate to those of the PRC with respect to (i) payment of dividends and other distributions from the Company’s subsidiaries to the Company, (ii) currency conversion that may affect payment of dividends or foreign currency denominated obligations, (iii) offshore financing activities, (iv) anti-monopoly laws, or (v) data protection and cybersecurity, that have impacted or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other exchange.

The Company believes that it is not subject to Macao law because it does not operate any business or have any employees in Macao.

(b) Set forth below for the Staff’s consideration are the Company’s proposed revisions to the risk factor titled “Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.” The Company undertakes to make conforming changes in future Annual Reports on Form 20-F. For the Staff’s convenience, the proposed new text is underlined and removed text is struck through.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, our PRC subsidiaries are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and to contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees up to a maximum amount specified by the local government from time to time at locations where they operate the businesses. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our subsidiaries’ contribution to be ~~not~~ insufficient, our subsidiaries may be subject to late contribution fees or fines in relation to any underpaid employee benefits, and our financial condition and results of operations may be adversely affected.

In Hong Kong, employers are required to select and join a provident fund scheme (“MPF Scheme”) in accordance with the statutory requirements of the Mandatory Provident Fund Schemes Ordinance for all employees in Hong Kong and to make contributions to the MPF Scheme based on the minimum statutory contribution requirement of 5% of the eligible employees’ relevant aggregate income, subject to a capped amount. Any non-compliance with statutory requirements with respect to our employees located in Hong Kong may result in enforcement being taken by the relevant authorities, which could lead to financial penalties or imprisonment.

Jennifer O’Brien

November 16, 2022

(c) Set forth below for the Staff’s consideration are the Company’s proposed revisions to the risk factor titled “Because our assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.” The Company undertakes to make conforming changes in future Annual Reports on Form 20-F. For the Staff’s convenience, the proposed new text is underlined and removed text is struck through.

Because our assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

We are a BVI company, our officers and directors are nonresidents of the United States, our assets are located in the PRC and Hong Kong, and our operations are conducted in the PRC. We do not maintain a business presence in the United States. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the BVI, ~~or~~ the PRC, or Hong Kong would enforce (a) judgments of United States courts against us, our directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or (b) in original actions brought in the BVI, ~~or~~ the PRC, or Hong Kong, liabilities against us or any nonresidents based upon the securities laws of the United States or any state.

4.	Please further expand your disclosure to address how regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macao have impacted or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: The Company respectfully submits that there are no such regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macao that have impacted or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Set forth below for the Staff’s consideration are the Company’s proposed revisions to the second paragraph in the proposed revisions to the introductory section of Item 3.D. contained in the Prior Response. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F. For the Staff’s convenience, the proposed new text is underlined.

Recent statements and regulatory actions by the Chinese government, such as those related to data security or anti-monopoly concerns, could have a significant impact on our ability to conduct our business, accept foreign investments, or maintain our listing on the Nasdaq Capital Market (“Nasdaq”) or list on another U.S. or foreign exchange. There have not been comparable developments in Hong Kong yet, but such developments may occur.

Jennifer O’Brien

November 16, 2022

5.	Please further expand your disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macao which result in oversight over data security and explain how this oversight impacts the company’s business and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: The Company respectfully submits that there are no laws in Hong Kong or Macao regarding data security that have impacted or may impact the Company’s business. Set forth below for the Staff’s consideration are the Company’s proposed revisions to the last paragraph in the proposed additional risk factor titled “Failure to comply with PRC regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business” contained in the Prior Response. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F. For the Staff’s convenience, the proposed new text is underlined.

However, there remains uncertainty as to how these regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules or detailed implementation and interpretation, and there is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do. There have not been comparable developments in Hong Kong, but those could occur, and we believe are currently in compliance with all Hong Kong laws and regulations regarding data security. If any such new laws, regulations, rules or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, we cannot assure you that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity reviews and/or other requirements of the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, it is possible that we may be required to suspend the relevant business, or face other penalties, which could materially and adversely affect our business, financial condition, results of operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As of the date of this Annual Report, we have not been informed that we have been identified as a critical information infrastructure operator by any governmental authorities. These laws and regulations are relatively new, and the PRC authorities continue to promulgate and issue new laws, regulations and rules in this regard. Therefore, there is substantial uncertainty with respect to the interpretation and implementation of these data security laws and regulations. We will closely monitor the relevant regulatory environment and will assess and determine whether we are required to apply for the cybersecurity review.

6.	We note your response to prior comment 4 and your proposed additional risk factor disclosure stating that i) you have obtained all necessary licenses, permits, and approvals to operate your business in the PRC and ii) you have received all requisite permissions or approvals in connection with your offshore offerings under PRC law. However, we are unable to locate an affirmative statement indicating whether any permissions or approvals have been denied. Please further expand your disclosure to address this point.

Jennifer O’Brien

November 16, 2022

Moreover, if you relied on the advice of counsel in making these determinations, please revise to identify counsel. If you did not consult counsel in making these determinations, please revise to provide your basis for your conclusions.

Response: Set forth below for the Staff’s consideration are the Company’s proposed revisions to the proposed additional risk factor contained in the Prior Response. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F. For the Staff’s convenience, the proposed new text is underlined and removed text is struck through.

We and our PRC subsidiaries are required to maintain a series of licenses, permits, and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits, or approvals in a timely manner could materially affect our business.

Our PRC subsidiaries mainly carry out rural wastewater treatment and metal exploration activities in the PRC, which are subject to a series of PRC laws and regulations. ~~In order to carry out s~~Such business activities require us to obtain~~,~~ licenses, permits, and approvals ~~are required~~ from different PRC authorities, including an exploration permit from the Land and Resources Department of the Inner Mongolia Autonomous Region with regards to our metal exploration activity~~, received from the Land and Resources Department of the Inner Mongolia Autonomous Region~~, construction permits in relation to our EPC activities, and business licenses from local industry and commercial bureaus as required upon company registration. As of the date of this annual report, as far as we are aware and in the judgment of management, we have obtained all necessary licenses, permits, and approvals to operate our business in the PRC, and have not been denied any such licenses, permits or approvals. If we or our PRC subsidiaries fail to maintain or renew such licenses, permits, and approvals in a timely manner in the future, our business may be materially affected.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes ..., page 19

7.	We note your disclosure on pages 19 and 20. Please expand to provide disclosure about the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income which took effect in the PRC on January 1, 2007, if applicable.

Response: Set forth below for the Staff’s consideration are the Company’s proposed revisions to the risk factor that is the subject of comment 7. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F. For the Staff’s convenience, the proposed new text is underlined and removed text is struck through.

Jennifer O’Brien

November 16, 2022

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In 2009, the State Administration of Taxation (“SAT”) issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management~~, known as~~ (“SAT Circular 82”), which was partially amended by the Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by the SAT on January 29, 2014, and further partially amended by the Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by the SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the “substance over form” principle. In addition, the SAT issued the Announcement of State Administration of Taxation on Promulgation of the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation) ~~or~~ (the “SAT Bulletin 45”) on July 27, 2011, effective from September 1, 2011, and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, ~~respectively,~~ providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies ~~which~~ that are applicable to us or our overseas subsidiaries. We do not believe that CHNR meets all of the conditions ~~required~~ for a PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

Jennifer O’Brien

November 16, 2022

However, if the PRC tax authorities determine that CHNR is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, known as the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Taxation Arrangement”), the tax rate is reduced to 5% for dividends if relevant conditions are met, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in the PRC resident enterprise during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong resident enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain a tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiaries to their immediate holding companies. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of common equity if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that ~~our British Virgin Islands holding company,~~ CHNR, as a BVI holding company, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Bulletin 37, or to establish that we should not be taxed under SAT Circular 7 and SAT Bulletin 37.

Jennifer O’Brien

November 16, 2022

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our foreign shareholders, including U.S. investors, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. Any such tax may reduce the returns on your investment in our shares.

* * * * * *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (202) 739-5091 or via email at leland.benton@morganlewis.com.

Sincerely,

/s/ Leland S. Benton

cc:	Wong Wah On Edward, President and Chief Executive Officer, China Natural Resources, Inc.
Zhu Youyi, Chief Financial Officer, China Natural Resources, Inc.
David A. Sirignano, Esq, Morgan, Lewis & Bockius LLP